Via Facsimile and U.S. Mail
Mail Stop 4720

February 2, 2010

Timothy E. Morris
Vice President, Finance and Chief Financial Officer
Vivus, Inc.
1172 Castro Street
Mountain View, CA 94040-2552

Re: Vivus, Inc.
Definitive Proxy Statement filed April 30, 2009
File No. 001-33389

Dear Mr. Morris:

We have reviewed your response letter dated December 23, 2009 to our comment letter dated December 9, 2009 and have the following comment. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed April 30, 2009

Compensation Discussion and Analysis, page 16

1. In response to prior comment 5, you state that in 2009, your general corporate performance objectives included your clinical development and regulatory goals for Qnexa and avanafil as well as financing objectives to fund your clinical and regulatory activities. Please expand your draft disclosure to state your clinical development and regulatory goals for Qnexa and avanafil. For example, did your development and regulatory goals include the completion of a specific Phase 3 study or other similar goal? Please also clarify whether you had any general

corporate performance objectives other than your clinical/regulatory and financing objectives described above. If you had other corporate performance objectives, please expand your disclosure to disclose those objectives, your level of achievement and how the level of achievement will affect the actual bonuses to be paid.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 if you have questions.

Sincerely,

Jeffrey Riedler
Assistant Director